[redacted]

14045638

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONS FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 RIVER RIDGE DR NE
(No. and Street)

CEDAR RAPIDS (City) IOWA (State) 52402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R SCOTT BENNETT 319-393-9541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON LARSON ALLEN LLP
(Name – *if individual, state last, first, middle name*)

600 3RD AVE, STE 300 (Address) CEDAR RAPIDS (City) IOWA (State) 52401 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, R SCOTT BENNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONS FINANCIAL GROUP, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI COX
COMMISSION NUMBER 710249
MY COMMISSION EXPIRES:
05-24-2016
NOTARIAL SEAL IOWA

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Nations Financial Group, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

Cedar Rapids, Iowa

February 24, 2014

NEXIA INTERNATIONAL An independent member of Nexia International

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2013

Assets		
Cash and Cash Equivalents		$ 857,191
Receivables		
Due from clearing broker	$ 428,982	
Due from registered representatives	54,481	
Commissions and fees	2,153	485,616
Deposit with Clearing Broker		108,262
Other Assets		85,954
		$ 1,537,023

Liabilities And Stockholders' Equity		
Liabilities		
Payables:		
Commissions	$ 765,239	
Accounts payable, trade	32,509	
Accrued expenses and other liabilities	70,459	$ 868,207
Stockholders' Equity		
Capital stock, Class A, common, .0001 par value, authorized 1,000,000 shares; issued 250,000 shares	25	
Capital stock, Class B, common, nonvoting, .0001 par value; authorized 1,000,000 shares; issued 244,390 shares,	25	
Additional paid-in capital	247,145	
Retained earnings	421,621	668,816
		$ 1,537,023

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) with 43 offices located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and claims exemption from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company does not otherwise hold funds or securities for, or owe money or securities to, clients The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Accounts receivable: The Company reports all receivables at gross amounts due from customers. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary. The Company's policy is not to accrue interest on accounts receivable. Receivables are typically collected within 45 days and the majority of receivables are collected when they are netted against commissions due to the customers.

Property, plant and equipment: The Company has adopted a $5,000 capitalization policy. The Company has certain assets that have been capitalized and are fully depreciated and removed from the financial statements.

Recognition of revenue: Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Income from advisory fees and related correspondent charges are typically earned in accordance with the fee arrangements.

Note 2. Transactions with Clearing Broker

The agreement with the clearing broker provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $517,469 which was $459,589 in excess of its required net capital of $57,880. The Company's ratio of aggregate indebtedness to net capital was 1.68 to 1.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Commissions receivable represent amounts due to the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 5. Related Party Transactions

The Company leases office space from a company affiliated through common ownership on a year to year basis that is renewable August 1 each year. The company also shares in the cost of mailing and cable television expenses with the same affiliate. The Company has included $6,187 in prepaid rent and $608 in payables for other services to the affiliate in the financial statements ended December 31, 2013.

The Company also leased three employees to a separate company also affiliated through common ownership. The arrangement to lease the employees ended October 31, 2013. The Company also provided support services to the affiliate and received payment for these services from the affiliate for the year ended December 31, 2013.

Note 6. Commitments

The Company is obligated under a lease for office space with a related party affiliate (see Note 5), which expires July 31, 2014.

The Company is also obligated under a copier lease which expires June 30, 2015.

Note 7. Employee Benefits

The Company has a 401(k) plan for all employees who have attained age 21 and completed three months of service. A participant may elect to defer up to 100% of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Service. The Company makes matching contributions in an amount equal to 35% of each participant's contributions that are not in excess of 10% of the participant's compensation. The company also makes a safe harbor contribution to the 401(k) plan in an amount not less than three percent of each participant's compensation.

Note 8. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2013, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to US federal, state and local tax examinations by tax authorities for years before 2010.

Note 9. Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, the date on which the financial statement was available to be issued. On January 2, 2014 the Company declared a dividend, payable to shareholders of record as of December 31, 2013. The dividend was paid January 31, 2014.

The Company had previously received notice of potential claims from two former customers. Both claims were settled in February 2014.

NFGI Holding Corp was established November 26, 2013. As of January 3, 2014 a share-for-share exchange occurred that resulted in NFGI Holding Corp becoming the sole shareholder of the Company. This transaction is not expected to have any significant effect upon the Company's operations. On January 4, 2014 the Company declared and paid a dividend to NFGI Holding Corp.

NATIONS
FINANCIAL GROUP

February 25, 2014

SEC Headquarters
Securities and Exchange Commission
Registrations Branch Mail Stop 8031
100 F Street NE
Washington, DC 20549

To Whom It May Concern:

Enclosed you will find the 2013 audited financial statements of Nations Financial Group, Inc. (CRD#44181).

Should you have any questions regarding this submission, please contact me at 319-393-9541. You may also contact R. Scott Bennett, President, Nations Financial Group, Inc. at the same number.

Sincerely,

Charlene F. Barak, FINOP
Nations Financial Group, Inc.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2014
WASH, D.C.
191
SECTION